October 27, 2005

Daniel F. Duchovny, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-3628

             Re:  LETTER DATED OCTOBER 19, 2005 COMMENTING UPON
                  PRELIMINARY SCHEDULE 14A (FILE NO. 000-16450) AND
                  SCHEDULE 13E-3 FOR MARLTON TECHNOLOGIES, INC. (FILE NO. 005-59249)

Dear Mr. Duchovny:

            Thank your for your comments on the filings referenced above. We have reviewed your comments and amended the filings where appropriate. For your convenience, we have reproduced your comments in bold below, and provided corresponding annotations to explain our resulting changes.

SCHEDULE 13E-3
INTRODUCTION

1. WE NOTE THAT MR. TARTE, MR. HARROW AND MR. ROBERT GINSBURG SERVE AS EXECUTIVE OFFICERS OF YOUR COMPANY AND SERVE ON YOUR BOARD OF DIRECTORS. WE ALSO NOTE THAT THROUGH THE 2001 STOCKHOLDERS' AGREEMENT, THEY SHARE VOTING AND DISPOSITIVE AUTHORITY WITH RESPECT TO EACH OTHER'S SHARES. WE FINALLY NOTE THAT THE THREE INDIVIDUALS APPEAR TO BENEFICIALLY OWN APPROXIMATELY 74% OF THE SHARES IN YOUR COMPANY AND THAT TWO HAVE INDICATED A WILLINGNESS TO PROVIDE ALTERNATE FINANCING FOR THE TRANSACTION. PLEASE ADVISE US WHY EACH OF THOSE PERSONS HAS NOT ALSO BEEN IDENTIFIED AS A FILING PERSON IN THE SCHEDULE 13E-3. FOR HELP IN MAKING THIS DETERMINATION, PLEASE REVIEW SECTION II.D.3 OF OUR CURRENT ISSUES OUTLINE, PUBLICLY AVAILABLE AT OUR WEBSITE AT WWW.SEC.GOV.

            We do not believe that Messrs. Harrow, Tarte and R. Ginsburg should be considered filing persons in this transaction. In this regard, their collective record holdings of

Daniel F. Duchovny, Esq.
October 20, 2005
Page 2


Common Stock only represent approximately 35% of the current voting power, with no one of them holding of record more than 18% of the outstanding Common Stock. Although their aggregate holdings will increase after the completion of the transaction, they will still control only about 39% of the outstanding voting power. Moreover, the stockholders agreement among them does not obligate them to vote together or in any particular manner on the proposed transaction. Further, the proposed reverse stock split will not result in a material increase in these directors' control over the Company, either individually or in the aggregate. Finally, we note that Section II.D.3 of the SEC Current Issues Outline referenced in your letter appears to pertain to "situations where a THIRD PARTY proposes a transaction with an issuer that has at least one of the requisite `going private' effects." (Emphasis supplied) As this is a reverse stock split transaction, the issuer itself is the party proposing the transaction, leading us to believe that the issuer alone is the appropriate filing party.

2. PLEASE NOTE THAT EACH NEW FILING PERSON MUST INDIVIDUALLY COMPLY WITH THE FILING, DISSEMINATION AND DISCLOSURE REQUIREMENTS OF SCHEDULE 13E-3. REVISE THE DISCLOSURE TO INCLUDE ALL OF THE INFORMATION REQUIRED BY
      SCHEDULE 13E-3 AND ITS INSTRUCTIONS FOR ANY FILING PERSON ADDED IN RESPONSE TO THE PRECEDING COMMENT. FOR EXAMPLE, INCLUDE A STATEMENT AS TO WHETHER EACH PERSON BELIEVES THE RULE 13e-3 TRANSACTION IS FAIR TO UNAFFILIATED SECURITY HOLDERS AND AN ANALYSIS OF THE MATERIAL FACTORS UPON WHICH HE/SHE RELIED IN REACHING SUCH CONCLUSION. SEE ITEM 8 OF SCHEDULE 13E-3, ITEM 1014 OF REGULATION M-A AND QUESTION 5 OF EXCHANGE ACT RELEASE NO 34-17719 (APRIL 13, 1981). IN THIS REGARD, THE REASONS FOR THE TRANSACTION AND THE ALTERNATIVES CONSIDERED BY THESE AFFILIATES MAY BE DIFFERENT THAN THOSE OF THE COMPANY, AND THIS FACT SHOULD BE REFLECTED IN THE DISCLOSURE. IN ADDITION, BE SURE THAT EACH NEW FILER SIGNS THE
      SCHEDULE 13E-3 IN HIS INDIVIDUAL CAPACITY.

            Please see the response to Comment #1 above.

3. PLEASE PROVIDE THE INFORMATION REQUIRED BY ITEM 1006(C)(L) THROUGH (8) OF REGULATION M-A. WE NOTE THAT THE DISCLOSURE CURRENTLY REFERENCED DOES NOT ADDRESS THE INFORMATION REQUIRED TO BE DISCLOSED. FOR ADDITIONAL GUIDANCE, REFER TO GENERAL INSTRUCTION 8 TO SCHEDULE 13E-3.

            Please see the revisions to Item 6 on page 3 of the Schedule 13E-3, and the revisions to the corresponding portions of the Schedule 14A referenced therein.

Daniel F. Duchovny, Esq.
October 20, 2005
Page 3


PRELIMINARY SCHEDULE 14A
GENERAL

4.    PLEASE FILL IN THE BLANKS IN YOUR DOCUMENT.

            Any blanks remaining in the document represent details yet to be determined by the filer. We intend to fill in the required information prior to filing definitive materials.

SUMMARY TERM SHEET, PAGE 4

5. THE CIRCUMSTANCES UNDER WHICH THE BOARD MAY CHOOSE TO ABANDON THE GOING PRIVATE TRANSACTION DESPITE SECURITY HOLDER APPROVAL ARE MATERIAL AND SHOULD BE DESCRIBED WITH AS MUCH SPECIFICITY AS POSSIBLE HERE AND WHERE APPROPRIATE IN THE PROXY STATEMENT.

            Please note the supplemental disclosure under the "Final Board Approval" heading in the "SUMMARY TERM SHEET" section on page 4 the proxy statement, which states that the Board has not identified any specific contingencies that could lead to the delay or abandonment of the proposed reverse split.

6. YOUR DISCLOSURE HERE INDICATES THAT THE BOARD COULD DELAY THE REVERSE SPLIT. WITH RESPECT TO THE ANTICIPATED TIMING OF THE REVERSE SPLIT, PLEASE DESCRIBE YOUR CURRENT INTENTIONS HERE AND WHERE APPROPRIATE IN THE PROXY STATEMENT.

            Please note the supplemental disclosure under the "Final Board Approval" heading in the "SUMMARY TERM SHEET" Section on page 4 the proxy statement, which indicates that the Board intends to complete the proposed transaction so that the Company will have less than 300 holders of record as of January 1, 2006. As noted in the proxy statement, the Board will approve all resolutions relating to the transaction at a meeting scheduled for November 4. If the shareholders vote to approve the transaction, no further affirmative action of the Board will be required to effect the reverse stock split.

7. EXPAND THIS SUMMARY OR THE QUESTION AND ANSWER SECTION TO DESCRIBE AND QUANTIFY THE INTERESTS OF AFFILIATES IN THIS TRANSACTION INCLUDING, FOR EXAMPLE, HOW THE PERCENTAGE OF SHARES HELD BY AFFILIATES WILL CHANGE AS A RESULT OF THE REVERSE SPLIT.

            Please note that we have added an additional item under the heading "Potential Conflicts of Interest" in the SUMMARY TERM SHEET. This item provides general disclosure, and refers the reader to the more specific discussions in the "Special Interests of Affiliated

Daniel F. Duchovny, Esq.
October 20, 2005
Page 4


Persons in the Transaction" and "Securities Ownership of Certain Beneficial Owners and Management" sections. We have also added additional disclosure to these sections which specifies the changes beneficial ownership percentages of affiliates resulting from the transaction.

QUESTIONS AND ANSWERS

WHAT ARE THE ADVANTAGES OF DEREGISTERING?, PAGE 6

8. PLEASE QUANTIFY HERE THE COSTS DESCRIBED IN THE FIRST AND SECOND BULLET POINT OF THIS ANSWER.

            Please note that we have provided the requested disclosure on page 5 of the proxy statement.

WHAT HAPPENS IF I OWN A TOTAL OF 5,000 OR MORE SHARES BENEFICIALLY..?, PAGE 8

9.    EXPAND THIS SECTION TO EXPLAIN WHAT IT MEANS TO HOLD SHARES IN "STREET
      NAME."

            We have added disclosure on page 7 of the proxy statement to the effect that street name means a brokerage firm holds securities in its name or the name of another nominee rather than in the individual's name, but the firm will keep records showing such individual as the real or beneficial owner.

10. PLEASE CLARIFY THE THIRD SENTENCE OF THIS ANSWER. EXPLAIN WHY A BROKER OR OTHER NOMINEE WOULD BE ABLE TO ACCEPT YOUR OFFER. WOULD SECURITY HOLDERS BE UNABLE TO PARTICIPATE IN THIS DECISION? ALSO, PLEASE RECHARACTERIZE YOUR DISCLOSURE OF AN "OFFER" SINCE IT IMPLIES THAT SECURITY HOLDERS HAVE A CHOICE WHETHER TO ACCEPT THE EFFECTS OF THE REVERSE STOCK SPLIT, A CHOICE THAT DOES NOT APPEAR TO EXIST.

            We have revised the disclosure to delete the reference to an "offer."

Daniel F. Duchovny, Esq.
October 20, 2005
Page 5


PROPOSAL NO. 1, PAGE 11

11. THE INFORMATION REQUIRED BY ITEMS 7, 8 AND 9 OF SCHEDULE 13E-3 MUST APPEAR IN A "SPECIAL FACTORS" SECTION AT THE BEGINNING OF THE PROXY STATEMENT, IMMEDIATELY FOLLOWING THE SUMMARY SECTION. SEE RULE 13e-3(e)(1)(ii). PLEASE REVISE THE PROXY STATEMENT TO INCLUDE THIS INFORMATION IN A "SPECIAL FACTORS" SECTION IN THE BEGINNING OF THE DOCUMENT.

            We have moved this disclosure as requested.

BACKGROUND OF THE PROPOSAL, PAGE 11

12. PLEASE DESCRIBE THE TERMS OF THE REVERSE STOCK SPLIT OVER TIME. FOR EXAMPLE, DID THE SPLIT RATIO REMAIN THE SAME SINCE THE TRANSACTION WAS FIRST PROPOSED? DID THE CONSIDERATION TO BE PAID TO CASHED OUT SECURITY HOLDERS REMAIN THE SAME THROUGHOUT THE PROCESS?

            We have added disclosure to the "Background of the Proposal" section beginning on page 25 of the proxy statement to describe the terms of the proposed reverse split over time.

13. CLARIFY THE SCOPE OF THE SPECIAL COMMITTEE'S AUTHORITY AND ITS CONSIDERATION OF THIS TRANSACTION. THAT IS, DID THE SPECIAL COMMITTEE CONSIDER ALTERNATIVE TRANSACTIONS SUCH AS A SALE OF THE COMPANY? WHY OR WHY NOT? DID IT CONSIDER ALTERNATE MEANS OF GOING PRIVATE? DID IT SET THE PRICE PER SHARE TO BE PAID?

            We have added disclosure throughout our narrative in the "Background of the Proposal" section beginning on page 25 of the proxy statement in response to this comment.

14. WE NOTE FROM THE DISCLOSURE AT THE BOTTOM OF PAGE 12 THAT ONE OF THE BANKING CANDIDATES PROVIDED A VALUATION OF THE COMPANY IN 2004. SUPPLEMENTALLY ADVISE US OF THE CIRCUMSTANCES SURROUNDING THE RECEIPT OF THE VALUATION.

            The Board obtained a valuation of its assets in 2004 as part of its general strategic planning process. The valuation was not part of any plan by the Board at that time to pursue any particular extraordinary business objective. Unlike the appraisals discussed in the MEYERS PARKING RELEASE, this appraisal did not serve as a "starting point" for the investment banker's analysis of the Company's assets nor become the basis of the valuation range calculated by the banker. Accordingly, we believe that the earlier appraisal is not materially related to the 13E-3 transaction.

Daniel F. Duchovny, Esq.
October 20, 2005
Page 6


15. WITH RESPECT TO THE AUGUST 29, 2005 SPECIAL COMMITTEE MEETING, DESCRIBE, AND CLARIFY WHO PREPARED, THE PRELIMINARY TERMS OF THE REVERSE STOCK SPLIT REVIEWED BY THE COMMITTEE. ALSO, DESCRIBE THE BASIS UPON WHICH THE COMMITTEE AUTHORIZED ITS CHAIRMAN TO CONFIRM THOSE PRELIMINARY TERMS.

            We have added disclosure throughout our narrative in the "Background of the Proposal" section beginning on page 25 of the proxy statement in response to this comment.

16. WITH RESPECT TO THE SEPTEMBER 13, 2005 COMMITTEE MEETING, YOUR DISCLOSURE INDICATES THAT MR. HARROW OFFERED TO MAKE FUNDS AVAILABLE TO THE COMPANY IN CASE THE FUNDS AVAILABLE UNDER THE EXISTING CREDIT AGREEMENT WERE NOT SUFFICIENT. SINCE MR. HARROW DOES NOT APPEAR TO BE A MEMBER OF THE COMMITTEE, DESCRIBE HOW HE APPEARED AT THE MEETING. DESCRIBE ANY OTHER INSTANCES WHEN BOARD MEMBERS OR EXECUTIVE OFFICERS OF THE COMPANY APPEARED AT THE MEETINGS OF THE SPECIAL COMMITTEE, THEIR NOT BEING MEMBERS OF THE COMMITTEE NOTWITHSTANDING.

            We have added disclosure throughout our narrative in the "Background of the Proposal" section beginning on page 25 of the proxy statement in response to this comment.

17. WITH RESPECT TO THE SEPTEMBER 19, 2005 COMMITTEE MEETING, CLARIFY WHO PROVIDED THE COMMITTEE WITH A REVIEW OF THE REVERSE STOCK SPLIT PROPOSAL AND DISCUSS THE PROPOSAL IN MORE DETAIL. FOR EXAMPLE, CLARIFY WHAT ISSUES WERE ADDRESSED DURING THE DISCUSSION OF RECENT TRADING ACTIVITY AND STOCK PRICES. SIMILARLY, CLARIFY THE COMMITTEE'S REQUEST FOR MHH TO REQUEST A REVISED PROPOSAL: FROM WHOM WAS MHH TO OBTAIN THAT REVISED PROPOSAL? FINALLY, CLARIFY WHO MADE THE PRESENTATION OF THE REVISED PROPOSAL ON SEPTEMBER 22.

            We have added disclosure throughout our narrative in the "Background of the Proposal" section beginning on page 25 of the proxy statement in response to this comment.

SPECIAL FACTORS

18. PLEASE QUANTIFY EACH OF THE ITEMS THAT MAKE UP YOUR COSTS SAVINGS OF $453,000 IN 2006.

            We have responded to this comment by creating a table of estimated annual public company expenses on page 11 of the proxy statement.

Daniel F. Duchovny, Esq.
October 20, 2005
Page 7


ALTERNATIVES TO THE REVERSE STOCK SPLIT, PAGE 16

19. WE NOTE THAT THE BOARD AND THE SPECIAL COMMITTEE DID NOT GIVE SUBSTANTIAL CONSIDERATION TO "MANY ALTERNATIVES." PLEASE ENSURE THAT YOU HAVE DESCRIBED ALL MATERIAL ALTERNATIVES CONSIDERED. SEE RULE 1013 (b) OF REGULATION M-A.

            The disclosure has been revised to indicate that the Board initially considered the possibility of an issuer tender offer, but quickly rejected this alternative due to strategic considerations. The Board thereafter turned its full attention to a reverse stock split after concluding that this alternative would accomplish the desired result with certainty. We have clarified the disclosure on page 12 of the proxy statement to reflect this.

20. PLEASE EXPLAIN WHETHER YOU CONSIDERED USING AN ALTERNATIVE RATIO THAT WOULD HAVE ENABLED SOME UNAFFILIATED STOCKHOLDERS TO RETAIN AN OWNERSHIP INTEREST IN YOUR COMPANY WHILE STILL SUFFICIENTLY REDUCING THE TOTAL NUMBER OF STOCKHOLDERS SO THAT YOU MAY SEEK TO TERMINATE YOUR EXCHANGE ACT REPORTING OBLIGATIONS. SEE ITEM 1013(c) OF REGULATION M-A.

            As discussed in the "Background of the Proposal" section, the Special Committee did not give any material consideration to a ratio other than the proposed ratio.

21. WE NOTE THAT STATE LAW DOES NOT PROVIDE APPRAISAL RIGHTS IN CONNECTION WITH THIS TRANSACTION. DISCUSS WHETHER THIS WAS A FACTOR IN SELLING THE STRUCTURE OF THIS GOING PRIVATE TRANSACTION. THAT IS, HOW DID THE BOARD CONSIDER THE LACK OF APPRAISAL RIGHTS IN CHOOSING THE METHOD BY WHICH TO TAKE THE COMPANY PRIVATE? WOULD APPRAISAL RIGHTS HAVE BEEN AVAILABLE HAD YOU CHOSEN A DIFFERENT MEANS?

            As indicated on page 3, the Board did not give any particular weight or consideration of the fact that appraisal rights were not available in the proposed reverse split transaction. The presence or lack of appraisal rights did not play a role in the Board's decision to pursue the reverse split proposal.

EFFECT ON SHAREHOLDERS WITH FEWER THAN 5,000 SHARES OF COMMON STOCK, PAGE 17

22. YOUR DISCLOSURE IS UNCLEAR ABOUT WHETHER SHARES HELD IN STREET NAME MAY BE TREATED DIFFERENTLY FOR PURPOSES OF THE REVERSE STOCK SPLIT THAN THOSE HELD DIRECTLY BY AN INDIVIDUAL OWNER. IF THIS IS THE CASE, THIS DIFFERENCE SHOULD BE PROMINENTLY AND CLEARLY DISCLOSED. FOR EXAMPLE, IN DETERMINING WHO WILL BE CASHED OUT IN THE REVERSE STOCK SPLIT, WILL YOU AGGREGATE ALL SHARES HELD THROUGH THE SAME RECORD

Daniel F. Duchovny, Esq.
October 20, 2005
Page 8


      HOLDER NOMINEE? IF SO, HOW CAN A SECURITY HOLDER DETERMINE WHETHER HIS OR HER NOMINEE HOLDS SUFFICIENT SHARES SO AS TO ENABLE THE SHAREHOLDER TO REMAIN AS A SECURITY HOLDER AFTER THE REVERSE SPLIT?

            We have revised the disclosure on page 7 of the proxy statement as needed to clarify that beneficial owners will not be treated differently then record owners other than nominees. In the nominees' case, the nominees will advise our paying agent of the number and size of its beneficial owner accounts and the paying agent will forward to the nominees the number of whole shares and/or the fractional cash amounts for the benefit of each beneficial account.

FAIRNESS OF THE REVERSE SPLIT, PAGE 18

23. REVISE YOUR DOCUMENT TO ENSURE THAT YOU HAVE PROVIDED A REASONABLY DETAILED DISCUSSION OF EACH MATERIAL FACTOR FORMING THE BASIS FOR YOUR FAIRNESS DETERMINATION IN ACCORDANCE WITH ITEM 1014(b) OF REGULATION M-A. A LISTING OF THE FACTORS CONSIDERED, WITHOUT A DISCUSSION OF HOW THAT FACTOR RELATES TO THE DETERMINATION THAT THE TRANSACTION IS FAIR TO THE UNAFFILIATED STOCKHOLDERS (I.E., HOW EACH FACTOR WAS ANALYZED) IS INADEQUATE. SEE in the matter of Meyers Parking Systems Inc., SECURITIES EXCHANGE ACT REL. NO. 26069 (SEPTEMBER 12, 1988). FOR EXAMPLE, WE NOTE THE ABSENCE OF A DISCUSSION OF THE FACTORS LISTED IN INSTRUCTION 2 TO ITEM 1014 OF REGULATION M-A. IF TRUE, INDICATE WHY ANY FACTOR WAS NOT MATERIAL TO THIS TRANSACTION. IF ANY OF THESE FACTORS WERE DISREGARDED OR NOT CONSIDERED DESPITE BEING MATERIAL, PLEASE DISCUSS THE REASONS WHY THOSE FACTORS WERE DISREGARDED OR NOT CONSIDERED. IF ANY OF THESE FACTORS INDICATED A HIGHER VALUE THAN THE $1.25 PER SHARE TO BE PAID TO THE UNAFFILIATED SHAREHOLDERS, YOUR DISCUSSION SHOULD ADDRESS THAT DIFFERENCE AND INCLUDE A STATEMENT AS TO THE BASIS FOR THE BELIEF THAT THE TRANSACTION IS FAIR DESPITE THE DIFFERENCE IN VALUE. SEE QUESTIONS 20 AND 21 IN EXCHANGE ACT RELEASE NO- 17719 (APRIL 13, 1981) FOR GUIDANCE IN REVISING YOUR DISCLOSURE.

            We have amended the disclosure in the "Fairness of the Reverse Split" section beginning on page 13 of the proxy statement in response to this comment.

Daniel F. Duchovny, Esq.
October 20, 2005
Page 9


24. IT IS UNCLEAR WHETHER THE BOARD HAS COMPLETED ITS OWN ANALYSIS TO SUPPORT ITS FAIRNESS DETERMINATION OR IS RELYING ON THE ANALYSIS OF THE SPECIAL COMMITTEE. IN THIS REGARD, WE NOTE FROM PAGE 19 THAT THE BOARD "AGREED" WITH THE ANALYSIS OF MHH AND THE RECOMMENDATION OF THE SPECIAL COMMITTEE.

            We have amended the disclosure on page [__] of the proxy statement to reflect the fact that the Board reached its conclusion based on consideration of the Special Committees's opinion and as well as an independent review of the factors underlying that opinion.

25. WE NOTE YOUR INDICATION THAT THE SPECIAL COMMITTEE "RELIED SIGNIFICANTLY" ON THE DETERMINATION OF A FAIR RANGE OF VALUES FOR YOUR COMMON STOCK OF MHH. IF YOUR BOARD OR ITS SPECIAL COMMITTEE RELIED ON THE ANALYSIS OF MHH (WHETHER RELATED TO THE ITEMS DESCRIBED IN THE PREVIOUS COMMENTS OR OTHERWISE) TO REACH THE FAIRNESS DETERMINATION, REVISE YOUR DISCLOSURE TO STATE THAT YOUR BOARD AND/OR THE SPECIAL COMMITTEE, AS THE CASE MAYBE, ADOPT MHH'S DISCUSSION OF THOSE FACTORS. IF THE SPECIAL COMMITTEE, OR ANY FILING PERSON, HAS BASED THEIR FAIRNESS DETERMINATION ON THE ANALYSIS OF FACTORS UNDERTAKEN BY OTHERS, SUCH PERSON MUST EXPRESSLY ADOPT THIS ANALYSIS AND DISCUSSION AS THEIR OWN IN ORDER TO SATISFY THE DISCLOSURE OBLIGATION. SEE QUESTION 20 OF EXCHANGE ACT RELEASE NO. 34-17719 (APRIL 13, 1981), WHICH STATES THAT A MERE REFERENCE TO AN EXTRACT FROM THE FINANCIAL ADVISOR'S REPORT WILL NOT BE SUFFICIENT. PLEASE REVISE ACCORDINGLY.

            We have amended the disclosure on page 15 of the proxy statement to reflect the fact that the Special Committee adopted the fairness determination and underlying analysis of MHH.

26. PLEASE PROVIDE MORE DETAILS ABOUT HOW YOU ARRIVED AT THE PRICE PER SHARE TO BE PAID FOR THE SHARES HELD BY YOUR UNAFFILIATED SECURITY HOLDERS AS A RESULT OF THE GOING PRIVATE TRANSACTION. YOUR EXPANDED DISCUSSION SHOULD STATE WHO SET THE PRICE AND BY WHAT METHODOLOGY.

            We have added additional disclosure on page 15 of the proxy statement in response to this comment.

Daniel F. Duchovny, Esq.
October 20, 2005
Page 10


27. EXPLAIN HOW THE SPECIAL COMMITTEE WAS ABLE TO ARRIVE AT ITS DETERMINATION OF FAIRNESS IN LIGHT OF THE FACT THAT MHH'S OPINION IS NOT QUALIFIED AS TO "UNAFFILIATED" SECURITY HOLDERS. PLEASE REVISE THROUGHOUT THE DOCUMENT TO CLARIFY THAT THE OPINION IS DIRECTED TO FAIRNESS TO THE "SHAREHOLDERS (OTHER THAN ITS EXECUTIVE OFFICERS)" RATHER THAN TO THE "UNAFFILIATED" SHAREHOLDERS.

            Please note that MHH has revised its opinion to substitute the term "unaffiliated shareholders" in place of the previous formulation of "shareholders (other than its executive officers)."

OPINION OF MUFSON HOWE HUNTER & PARTNERS, PAGE 20

28. WE NOTE YOUR DISCLOSURE IN THE PROXY STATEMENT THAT THE FAIRNESS OPINION IS NOT INTENDED FOR ANY PURPOSES EXCEPT THE BOARD'S EVALUATION OF THE REVERSE SPLIT. WE ALSO NOTE THAT THE FAIRNESS OPINION INCLUDES SIMILAR LANGUAGE. REVISE THE PROXY STATEMENT DISCLOSURE AND THE FAIRNESS OPINION TO MAKE CLEAR, IF TRUE, THAT UNAFFILIATED SECURITY HOLDERS MAY RELY UPON THE MATERIALS WHEN MAKING THEIR EVALUATION. SEE SECTION II.D.1 OF OUR CURRENT ISSUES OUTLINE FOR FURTHER GUIDANCE.

            Please note that MHH has removed this disclaimer from its fairness opinion, and we have removed the language from our disclosure in the proxy statement.

29.   PLEASE DISCLOSE THE FINANCIAL PROJECTIONS PROVIDED TO MHH.

            These projections can be found in the Special Committee Presentation of MHH which we have attached as an exhibit to our amended Schedule 13E-3 filed with the SEC on September 30, 2005. We have included a statement on page 16 of the proxy statement that the Special Committee Presentation is available for shareholder review at our corporate headquarters or will be sent by mail upon the request of a shareholder.

Daniel F. Duchovny, Esq.
October 20, 2005
Page 11


30. PLEASE PROVIDE THE DISCLOSURE REQUIRED BY ITEM 1015(b)(6) OF REGULATION M-A. PLEASE INCLUDE A SUMMARY OF THE RESULTS ACHIEVED IN EACH ANALYSIS, THE UNDERLYING DATA FOR EACH ANALYSIS (I.E., LIST THE COMPARABLE TRANSACTIONS AND COMPANIES AND THE FINANCIAL MEASURES USED), A DESCRIPTION OF HOW THE ANALYSIS RESULTS WERE APPLIED TO MARLTON DATA TO REACH THE VARIOUS INDICATED VALUES, AND A DESCRIPTION OF HOW THOSE RESULTS (i) COMPARE WITH THE PER SHARE CONSIDERATION OFFERED TO UNAFFILIATED SHAREHOLDERS, AND (ii) SUPPORT THE ULTIMATE FAIRNESS OPINION RENDERED BY MHH. PLEASE REFER TO THE ADDITIONAL COMMENTS IN THIS REGARD BELOW.

            We have included supplemental disclosure throughout the "Opinion of Mufson Howe Hunter & Partners LLC" section beginning on page 16 of the proxy statement in response to this comment. To keep our disclosure on these topics to a reasonable length, please note that in some cases we have provided only a sample of the larger data set underlying the various calculations and measurements. We have noted these instances in the disclosure in this section.

31. WE NOTE THAT MHH MADE A PRESENTATION TO THE SPECIAL COMMITTEE AT ITS SEPTEMBER 13, 2005. PLEASE PROVIDE US WITH SUPPLEMENTAL COPIES OF ANY MATERIALS PREPARED BY MHH IN CONNECTION WITH ITS FAIRNESS OPINION, INCLUDING ANY "BOARD BOOKS," DRAFT FAIRNESS OPINIONS PROVIDED TO YOUR BOARD OF DIRECTORS AND ANY SUMMARIES OF PRESENTATIONS MADE TO THE SPECIAL COMMITTEE. ALL SUCH MATERIALS GENERALLY FALL WITHIN THE SCOPE OF ITEM 1015 OF REGULATION M-A AND MUST BE SUMMARIZED IN THE DISCLOSURE DOCUMENT AND (IF WRITTEN) FILED AS AN EXHIBIT TO THE SCHEDULE 13E-3. IN ADDITION, EACH PRESENTATION, DISCUSSION, OR REPORT HELD WITH OR PRESENTED BY MHH, WHETHER oral or written, preliminary or final, IS A SEPARATE REPORT THAT REQUIRES A REASONABLY DETAILED DESCRIPTION MEETING THE REQUIREMENTS OF ITEM 1015 OF REGULATION M-A. REVISE TO SUMMARIZE ALL THE PRESENTATIONS MADE BY MHH, IF ANY, AND FILE ANY ADDITIONAL WRITTEN REPORTS AS EXHIBITS PURSUANT TO ITEM 9 OF SCHEDULE 13E-3.

            We have attached a copy of the Special Committee Presentation to the Company's Amended Schedule 13E-3 which we filed with the SEC on September 30, 2005. The disclosure in the "Opinion of Mufson Howe Hunter & Partners LLC" section of the proxy statement provides a summary of this presentation. We have revised the disclosure on page 16 of the proxy statement to clarify this point.

Daniel F. Duchovny, Esq.
October 20, 2005
Page 12


PREMIUMS PAID ANALYSIS. PAGE 21

32. WE NOTE THAT MHH USED THE RANGE BETWEEN THE FIRST AND THIRD PERCENTILE OF THE RESULTS OBTAINED IN THIS ANALYSIS TO REACH ITS FAIRNESS OPINION. PLEASE EXPLAIN WHY THE RANGE AND THE USE OF THE FIRST AND THIRD PERCENTILES IS RELEVANT TO THIS ANALYSIS.

            We have provided additional disclosure on page 19 of the proxy statement in response to this comment.

COMPARABLE COMPANY ANALYSIS, PAGE 22

33. WE NOTE THAT MHH TOOK NOTICE THAT VIAD CORP. WAS "PARTICULARLY COMPARABLE" TO MARLTON. PLEASE EXPLAIN WHY VIAD WAS PARTICULARLY COMPARABLE AND FURTHER HOW THIS AFFECTED MHH'S ANALYSIS AND THE RESULTS OBTAINED.

            We have revised the disclosure to eliminate the "particularly comparable" language.

34. EXPLAIN WHY MHH USED A NARROWER RANGE THAN THAT OBTAINED IN ITS ANALYSIS TO DETERMINE A RELEVANT RANGE OF VALUES TO BE APPLIED TO MARLTON'S PROJECTED FINANCIAL RESULTS. ALSO, APPLY THIS COMMENT TO THE "COMPARABLE MERGER AND ACQUISITION ANALYSIS."

            We have provided additional disclosure on page 20 of the proxy statement in response to this comment.

COMPARABLE MERGER AND ACQUISITION ANALYSIS, PAGE 22

35. EXPLAIN WHY MERGERS AND ACQUISITIONS ARE RELEVANT TO MHH'S OPINION REGARDING A REVERSE STOCK SPLIT TRANSACTION. ALSO, EXPLAIN THE SIGNIFICANCE OF LIMITING THE ANALYSIS TO TRANSACTIONS WITH TOTAL VALUES OF LESS THAN $100 MILLION AND $50 MILLION.

            We have provided additional disclosure on page 20 of the proxy statement in response to this comment.

Daniel F. Duchovny, Esq.
October 20, 2005
Page 13


DISCOUNTED CASH FLOW ANALYSIS, PAGE 23

36. PLEASE EXPLAIN HOW MHH DETERMINED THAT DISCOUNT RATES OF 20.5-23.5% AND EBITDA MULTIPLES OF 6X-8X WERE THE MOST APPROPRIATE INDICATORS OF VALUE. DISCLOSE THE INDUSTRY AVERAGES.

            We have provided additional disclosure on page 23 of the proxy statement in response to this comment.

SPECIAL INTERESTS OF AFFILIATED PERSONS IN THE TRANSACTION, PAGE 24

37.   DESCRIBE THE POTENTIAL CONFLICTS OF INTERESTS MENTIONED IN THIS SECTION.

            Please note the supplemental disclosure in the section "Special Interests of Affiliated Persons in the Transaction" on page 23 of the proxy statement.

38. PLEASE DISCLOSE HERE THE AMOUNTS TO BE RECEIVED BY EACH OF YOUR AFFILIATES FOR FRACTIONAL SHARES THEY WILL HOLD UPON THE COMPLETION OF THE REVERSE SPLIT. ALSO, DISCLOSE HOW THE PERCENTAGE OF OUTSTANDING SHARES WILL CHANGE AFTER THE REVERSE SPLIT.

            Please note the supplemental disclosure in the section "Special Interests of Affiliated Persons in the Transaction" on page 23 of the proxy statement.

COSTS OF THE TRANSACTION, PAGE 24

39. PLEASE FILE THE PRELIMINARY APPROVAL OF BANK OF AMERICA TO USE THE CREDIT FACILITY TO FUND THE INSTANT TRANSACTION AS AN EXHIBIT TO THE SCHEDULE 13E-3.

            We have filed the consent of Bank of America as Exhibit (b)(1.2) to the Schedule 13E-3. We have revised the disclosure on page 24 of the proxy statement to reflect this.

40. BRIEFLY DESCRIBE ANY PLANS OR ARRANGEMENT TO FINANCE OR REPAY THE BORROWED FUNDS. REFER TO ITEM 1007(d) OF REGULATION M-A.

            We have provided additional disclosure on page 24 of the proxy statement in response to this comment.

Daniel F. Duchovny, Esq.
October 20, 2005
Page 14


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 31

41. PLEASE ADD A COLUMN TO THE TABLE TO SHOW THE NUMBER OF SHARES AND PERCENT OF CLASS AFTER THE REVERSE SPLIT.

            Please note that we have added this additional column to the beneficial ownership table on page 35 of the proxy statement.

42. WE NOTE THAT MR. TARTE, MR. HARROW AND MR. ROBERT GINSBURG HAVE ENTERED INTO THE STOCKHOLDERS' AGREEMENT. AS A RESULT, EACH PERSON BENEFICIALLY OWNS THE SHARES HELD OF RECORD BY ALL THREE INDIVIDUALS. CONSEQUENTLY, PLEASE LIST ALL SUCH SHARES IN EACH LINE FOR EACH OF THE THREE INDIVIDUALS.

            We do not feel this disclosure is necessary in light of the fact that the stockholders' agreement is not a voting trust and does not dictate the voting of these individuals on most issues, including the proposed reverse stock split. Consequently, we feel that aggregating the record holdings of these three individuals would be misleading. We have added disclosure to footnote 3 of the beneficial ownership table and to the discussion on page 37 of the proxy statement to the effect that the stockholders' agreement will not impact the vote on the reverse stock split proposal.

43. WE NOTE THAT FOOTNOTE 5 REFERS TO MR. GOLDBERG, BUT THE FOOTNOTE DOES NOT APPEAR NEXT TO MR. GOLDBERG'S NAME OF SHARES OWNED IN THE TABLE. PLEASE REVISE.

            Please note that we have made this correction to the beneficial ownership table on page 35 of the proxy statement.

Daniel F. Duchovny, Esq.
October 20, 2005
Page 15


FINANCIAL STATEMENTS AND OTHER INFORMATION, PAGE 33

44. WE NOTE YOU ARE PARTIALLY COMPLYING WITH ITEM 13 OF SCHEDULE 13E-3 BY INCLUDING AS EXHIBITS TO YOUR PROXY STATEMENT YOUR ANNUAL REPORT ON FORM 10-K AND YOUR LAST QUARTERLY REPORT ON FORM 10-Q, BUT YOU DID NOT INCLUDE THOSE REPORTS IN THE PROXY STATEMENT AS FILED. PLEASE CONFIRM THAT YOU WILL MAIL THOSE REPORTS TO SECURITY HOLDERS TOGETHER WITH THE PROXY STATEMENT. ALSO, PLEASE PROVIDE THE INFORMATION REQUIRED BY ITEM 1010(a)(3) AND (4) AND ITEM 1010(b) OF REGULATION M-A. NOTE THAT PROVIDE THE PRO FORMA INCOME STATEMENTS REQUIRED BY ITEM 1010(B) OF REGULATION M-A.

            As you note, we will include the 10-K and the 10-Q in the proxy statement mailing to the Company's shareholders. Further, we have attached the pro forma financial information to the proxy statement as Exhibit E. This exhibit incorporates the information required by Item 1010(a)(3) and (4) and
Item 1010(b) of Regulation M-A.

            As the Company is proceeding on a compressed time schedule, we respectfully request that any further comments by the staff e relayed to the undersigned as soon as possible. Thank you very much.

                                                    Very truly yours,

                                                    /s/ Robert B. Murphy

                                                    Robert B. Murphy